Exhibit 99.3

Interim Management Discussion and Analysis
For the three months ended March 31, 2017
Dated May 1, 2017

TABLE OF CONTENTS
Forward-Looking Information	1	Summary of Consolidated Cash Flows	13
Corporate Overview	3	Contractual Obligations	15
Financial Highlights	3	Capital Structure	15
Segmented Results of Operations	5	Credit Ratings	16
Regulated Electric & Gas Utilities - United States	6	Capital Expenditure Program	16
ITC	6	Additional Investment Opportunities	17
UNS Energy	6	Cash Flow Requirements	18
Central Hudson	7	Credit Facilities	19
Regulated Gas Utility - Canadian	7	Off-Balance Sheet Arrangements	20
FortisBC Energy	7	Business Risk Management	20
Regulated Electric Utilities - Canadian	8	Changes in Accounting Policies	20
FortisAlberta	8	Future Accounting Pronouncements	20
FortisBC Electric	8	Financial Instruments	22
Eastern Canadian Electric Utilities	9	Critical Accounting Estimates	23
Regulated Electric Utilities - Caribbean	9	Related-Party and Inter-Company Transactions	24
Non-Regulated - Energy Infrastructure	9	Summary of Quarterly Results	24
Corporate and Other	10	Internal Controls over Financial Reporting	26
Regulatory Highlights	11	Outlook	26
Consolidated Financial Position	12	Outstanding Share Data	26
Liquidity and Capital Resources	13	Interim Consolidated Financial Statements (Unaudited)	F-1

FORWARD-LOOKING INFORMATION

The following Fortis Inc. (“Fortis” or the “Corporation”) Management Discussion and Analysis (“MD&A”) has been prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations. The MD&A should be read in conjunction with the interim unaudited consolidated financial statements and notes thereto for the three months ended March 31, 2017 and the MD&A and audited consolidated financial statements for the year ended December 31, 2016 included in the Corporation’s 2016 Annual Report. Financial information contained in the MD&A has been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) and is presented in Canadian dollars unless otherwise specified.

Fortis includes forward-looking information in the MD&A within the meaning of applicable securities laws including the Private Securities Litigation Reform Act of 1995. Forward-looking information included in the MD&A reflect expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities as of May 1, 2017. Wherever possible, words such as “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “target”, “will”, “would” and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which include, without limitation: the expected timing of filing of regulatory applications and receipt and outcome of regulatory decisions; the expectation that the Corporation’s 2017 results will continue to benefit from the acquisition of ITC and the impact of Tucson Electric Power Company’s general rate case; the Corporation’s forecast gross consolidated and segmented capital expenditures for 2017 and from 2017 to 2021; the nature, timing and expected costs of certain capital projects including, without limitation, expansions of the Tilbury liquefied natural gas (“LNG”) facility and Multi-Value Projects, and additional opportunities including the pipeline expansion to the Woodfibre LNG site, the Wataynikaneyap Project and the Lake Erie Connector Project; the expectation that the Corporation’s significant capital expenditure program will support continuing growth in earnings and dividends; expected consolidated fixed-term debt maturities and repayments over the next five years; the expectation that subsidiary operating expenses and interest costs will be paid out of subsidiary operating cash flows; the expectation that cash required to complete subsidiary capital expenditure programs will be sourced from a combination of borrowings under credit facilities, long-term debt offerings and equity injections from Fortis; the expectation that borrowings under credit facilities may be required from time to time to support seasonal working capital requirements; the expectation that cash required of Fortis to support subsidiary capital expenditure programs and finance acquisitions

MANAGEMENT DISCUSSION AND ANALYSIS	1	March 31, 2017

will be derived from a combination of borrowings under the Corporation’s committed corporate credit facility and proceeds from the issuance of common shares, preference shares and long-term debt and advances from minority investors; the expectation that borrowings under the Corporation’s committed corporate credit facility may be required from time to time to support the servicing of debt and payment of dividends; the expectation that maintaining the targeted capital structure of the Corporation’s regulated operating subsidiaries will not have an impact on its ability to pay dividends in the foreseeable future; the intent of management to refinance certain borrowings under Corporation’s and subsidiaries’ long-term committed credit facilities with long-term permanent financing; the expectation that the Corporation and its subsidiaries will remain compliant with debt covenants throughout 2017; the expectation that long-term debt will not be settled prior to maturity; the expectation that any liability from current legal proceedings and claims will not have a material adverse effect on the Corporation’s consolidated financial position, results of operations or cash flows; the expectation that the ITC shareholder litigation settlement, if approved, will not have a significant impact on the financial condition or results of operation of ITC Holdings; target average annual dividend growth through 2021; the Corporation’s forecast rate base over the five-year period through 2021; and the expectation that the adoption of future accounting pronouncements will not have a material impact on the Corporation’s consolidated financial statements.

Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking statements, including, without limitation: the receipt of applicable regulatory approvals and requested rate orders, no material adverse regulatory decisions being received, and the expectation of regulatory stability; no material capital project and financing cost overrun related to any of the Corporation’s capital projects; the realization of additional opportunities including natural gas related infrastructure and generation; the Board of Directors exercising its discretion to declare dividends, taking into account the business performance and financial conditions of the Corporation; no significant variability in interest rates; no significant operational disruptions or environmental liability due to a catastrophic event or environmental upset caused by severe weather, other acts of nature or other major events; the continued ability to maintain the electricity and gas systems to ensure their continued performance; no severe and prolonged downturn in economic conditions; no significant decline in capital spending; sufficient liquidity and capital resources; the continuation of regulator-approved mechanisms to flow through the cost of natural gas and energy supply costs in customer rates; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; no significant changes in tax laws; no significant counterparty defaults; the continued competitiveness of natural gas pricing when compared with electricity and other alternative sources of energy; the continued availability of natural gas, fuel, coal and electricity supply; continuation and regulatory approval of power supply and capacity purchase contracts; the ability to fund defined benefit pension plans, earn the assumed long-term rates of return on the related assets and recover net pension costs in customer rates; no significant changes in government energy plans, environmental laws and regulations that may materially negatively affect the Corporation and its subsidiaries; maintenance of adequate insurance coverage; the ability to obtain and maintain licences and permits; retention of existing service areas; the continued tax deferred treatment of earnings from the Corporation’s Caribbean operations; continued maintenance of information technology infrastructure and no material breach of cyber-security; continued favourable relations with First Nations; favourable labour relations; that the Corporation can reasonably assess the merit of and potential liability attributable to ongoing legal proceedings; and sufficient human resources to deliver service and execute the capital program.

Forward-looking statements involve significant risks, uncertainties and assumptions. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. Risk factors which could cause results or events to differ from current expectations are detailed under the heading “Business Risk Management” in this MD&A and in continuous disclosure materials filed from time to time with Canadian securities regulatory authorities and the Securities and Exchange Commission. Key risk factors for 2017 include, but are not limited to: uncertainty regarding the outcome of regulatory proceedings at the Corporation’s utilities; uncertainty of the impact a continuation of a low interest rate environment may have on the allowed rate of return on common shareholders’ equity at the Corporation’s regulated utilities; the impact of fluctuations in foreign exchange rates; uncertainty related to proposed tax reform in the United States; risk associated with the impacts of less favourable economic conditions on the Corporation’s results of operations; risk that the expected benefits of the acquisition of ITC may fail to materialize, or may not occur within the time periods anticipated; risk associated with the Corporation’s ability to comply with Section 404(a) of the Sarbanes-Oxley Act of 2002 and the related rules of the U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board; risk associated with the completion of the Corporation’s 2017 capital expenditures plan, including completion of major capital projects in the timelines anticipated and at the expected amounts; and uncertainty in the timing and access to capital markets to arrange sufficient and cost-effective financing to finance, among other things, capital expenditures and the repayment of maturing debt.

All forward-looking information in the MD&A is qualified in its entirety by the above cautionary statements and, except as required by law, Fortis disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT DISCUSSION AND ANALYSIS	2	March 31, 2017

CORPORATE OVERVIEW

Fortis is a leader in the North American regulated electric and gas utility business, with total assets of approximately $48 billion and fiscal 2016 revenue of $6.8 billion. More than 8,000 employees of the Corporation serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Year-to-date March 31, 2017, the Corporation’s electricity systems met a combined peak demand of 23,919 megawatts (“MW”) and its gas distribution systems met a peak day demand of 1,567 terajoules. For additional information on the Corporation’s regulated operations and business segments, refer to Note 1 to the Corporation’s interim unaudited consolidated financial statements for the three months ended March 31, 2017 and to the “Corporate Overview” section of the 2016 Annual MD&A.

FINANCIAL HIGHLIGHTS

Fortis has adopted a strategy of long-term profitable growth with the primary measures of financial performance being earnings per common share and total shareholder return. Key financial highlights for the first quarters ended March 31, 2017 and 2016 are provided in the following table.

Consolidated Financial Highlights (Unaudited)	Quarter Ended March 31
($ millions, except for common share data)	2017	2016	Variance
Revenue	2,274	1,772	502
Energy Supply Costs	754	707	47
Operating Expenses	582	474	108
Depreciation and Amortization	297	234	63
Other Income (Expenses), Net	31	16	15
Finance Charges	229	143	86
Income Tax Expense	106	42	64
Net Earnings	337	188	149
Net Earnings Attributable to:
Non-Controlling Interests	27	7	20
Preference Equity Shareholders	16	19	(3)
Common Equity Shareholders	294	162	132
Net Earnings	337	188	149
Earnings per Common Share
Basic ($)	0.72	0.57	0.15
Diluted ($)	0.72	0.57	0.15
Weighted Average Number of Common Shares Outstanding (# millions)	406.2	282.4	123.8
Cash Flow from Operating Activities	541	483	58

Revenue
The increase in revenue was driven by the acquisition of ITC in October 2016, contribution from Aitken Creek, the flow through in customer rates of higher overall energy supply costs, and higher electricity rates at UNS Energy, Central Hudson and FortisBC Electric. The increase was partially offset by unfavourable foreign exchange associated with the translation of US dollar-denominated revenue.

Energy Supply Costs
The increase in energy supply costs was mainly due to higher overall commodity costs, partially offset by favourable foreign exchange associated with the translation of US dollar-denominated energy supply costs.

Operating Expenses
The increase in operating expenses was primarily due to the acquisition of ITC and general inflationary and employee-related cost increases. The increase was partially offset by favourable foreign exchange associated with the translation of US dollar-denominated operating expenses.

MANAGEMENT DISCUSSION AND ANALYSIS	3	March 31, 2017

Depreciation and Amortization
The increase in depreciation and amortization was primarily due to the acquisition of ITC and continued investment in energy infrastructure at the Corporation’s other regulated utilities.

Other Income (Expenses), Net
The increase in other income, net of expenses, was primarily due to the acquisition of ITC and $11 million (US$8 million), or $7 million (US$5 million) after tax, related to the favourable settlement of matters pertaining to the United States Federal Energy Regulatory Commission (“FERC”) ordered transmission refunds in the first quarter of 2017.

Finance Charges
The increase in finance charges was primarily due to the acquisition of ITC, including interest expense on debt issued to complete the financing of the acquisition.

Income Tax Expense
The increase in income tax expense was primarily due to the acquisition of ITC. ITC’s higher federal and state jurisdictional tax rate increased the total effective tax rate of Fortis.

Net Earnings Attributable to Common Equity Shareholders and Basic Earnings per Common Share

Fortis supplements the use of US GAAP financial measures with non-US GAAP financial measures, including adjusted net earnings attributable to common equity shareholders and adjusted basic earnings per common share. The Corporation refers to these measures as non-US GAAP financial measures since they are not required by, or presented in accordance with, US GAAP.

The Corporation defines: (i) adjusted net earnings attributable to common equity shareholders as net earnings attributable to common equity shareholders plus or minus items that management believes help investors better evaluate results of operations; and (ii) adjusted basic earnings per common share as adjusted net earnings attributable to common equity shareholders divided by the weighted average number of common shares outstanding. The most directly comparable US GAAP measures to adjusted net earnings attributable to common equity shareholders and adjusted basic earnings per common share are net earnings attributable to common equity shareholders and basic earnings per common share.

The following table provides a reconciliation of the non-US GAAP financial measures and each of the adjusting items are discussed in the segmented results of operations for the respective reporting segments. The adjusting items do not have a standardized meaning as prescribed under US GAAP and are not considered US GAAP measures. Therefore, these adjusting items may not be comparable with similar measures presented by other companies.

Non-US GAAP Reconciliation (Unaudited)	Quarter Ended March 31
($ millions, except for common share data)	2017	2016	Variance
Net Earnings Attributable to Common Equity Shareholders	294	162	132
Adjusting Items:
UNS Energy - Settlement of FERC ordered transmission refunds	(7)	—	(7)
FERC ordered transmission refunds	—	11	(11)
Non-Regulated - Energy Infrastructure -
Unrealized gain on mark-to-market of derivatives	(6)	—	(6)
Corporate and Other -
Acquisition-related expenses and fees	—	17	(17)
Adjusted Net Earnings Attributable to Common Equity Shareholders	281	190	91
Adjusted Basic Earnings Per Common Share ($)	0.69	0.67	0.02
Weighted Average Number of Common Shares Outstanding (# millions)	406.2	282.4	123.8

MANAGEMENT DISCUSSION AND ANALYSIS	4	March 31, 2017

The increase in adjusted net earnings attributable to common equity shareholders was driven by earnings of $91 million at ITC, acquired in October 2016. The increase was also due to: (i) strong performance at UNS Energy, largely due to higher retail rates as approved pursuant to its 2017 general rate case; (ii) contribution from Aitken Creek; and (iii) the timing of quarterly revenue and operating expenses as compared to the same period in 2016 and higher allowance for funds used during construction (“AFUDC”) at FortisBC Energy. The increase was partially offset by: (i) lower contribution from FortisAlberta, mainly due to lower customer rates and higher operating expenses; (ii) higher Corporate and Other expenses, largely due to finance charges associated with the acquisitions of ITC and Aitken Creek; and (iii) unfavourable foreign exchange associated with US dollar-denominated earnings.

Adjusted earnings per common share were $0.02 per common share higher than the first quarter of 2016. The impact of the above-noted items on adjusted net earnings attributable to common equity shareholders were partially offset by an increase in the weighted average number of common shares outstanding associated with the financing of the acquisition of ITC and the Corporation’s dividend reinvestment and share plans.

SEGMENTED RESULTS OF OPERATIONS

Segmented Net Earnings Attributable to Common Equity Shareholders
(Unaudited)	Quarter Ended March 31
($ millions)	2017	2016	Variance
Regulated Electric & Gas Utilities - United States
ITC	91	—	91
UNS Energy	41	12	29
Central Hudson	23	24	(1)
	155	36	119
Regulated Gas Utility - Canadian
FortisBC Energy	97	92	5
Regulated Electric Utilities - Canadian
FortisAlberta	25	31	(6)
FortisBC Electric	15	15	—
Eastern Canadian	18	18	—
	58	64	(6)
Regulated Electric Utilities - Caribbean	8	10	(2)
Non-Regulated - Energy Infrastructure	23	11	12
Corporate and Other	(47)	(51)	4
Net Earnings Attributable to Common Equity Shareholders	294	162	132

The following is a discussion of the financial results of the Corporation’s reporting segments. A discussion of the material regulatory decisions and applications pertaining to the Corporation’s regulated utilities is provided in the “Regulatory Highlights” section of this MD&A.

MANAGEMENT DISCUSSION AND ANALYSIS	5	March 31, 2017

REGULATED ELECTRIC & GAS UTILITIES - UNITED STATES

ITC

Financial Highlights (Unaudited) (1)	Quarter Ended March 31, 2017
Average US:CAD Exchange Rate (2)	1.32
Revenue ($ millions)	395
Earnings ($ millions)	91

(1)	Revenue represents 100% of ITC, while earnings represent the Corporation’s 80.1% controlling ownership interest in ITC and reflects consolidated purchase price accounting adjustments.

(2)	The reporting currency of ITC is the US dollar.

Revenue
ITC derives the majority of its revenue from providing transmission, scheduling, control and dispatch services over its transmission systems to its customers and other entities that provide electricity to end-use customers. Revenue for the first quarter was US$298 million compared to US$280 million for the same period in 2016. The increase was primarily due to growth in rate base, partially offset by lower return on equity (“ROE”).

Earnings
Earnings contribution from ITC was US$68 million ($91 million) for the first quarter of 2017.

ITC’s operating earnings for the first quarter were US$80 million compared to US$65 million for the same period in 2016. Earnings for the first quarter of 2016 were reduced by US$7 million in after-tax acquisition-related expenses. Excluding the acquisition-related expenses, earnings of ITC increased by US$8 million. The increase was primarily due to growth in rate base and the unfavourable impact in the first quarter of 2016 of bonus depreciation, partially offset by a decrease in ROE.

UNS ENERGY (1)

Financial Highlights (Unaudited)	Quarter Ended March 31
	2017	2016	Variance
Average US:CAD Exchange Rate (2)	1.32	1.37	(0.05)
Electricity Sales (gigawatt hours (“GWh”))	3,384	3,044	340
Gas Volumes (petajoules (“PJ”))	5	5	—
Revenue ($ millions)	458	440	18
Earnings ($ millions)	41	12	29

(1)	Includes Tucson Electric Power Company (“TEP”), UNS Electric, Inc. and UNS Gas, Inc.

(2)	The reporting currency of UNS Energy is the US dollar.

Electricity Sales & Gas Volumes
The increase in electricity sales was primarily due to higher short-term wholesale sales as a result of more favourable commodity prices compared to the same period in 2016. The majority of short-term wholesale sales is flowed through to customers and has no impact on earnings. The increase was partially offset by lower residential and commercial retail electricity sales due to warmer temperatures that reduced space heating.

Gas volumes were comparable with the same period in 2016.

Revenue
The increase in revenue was mainly due to approximately $18 million (US$13 million), or $11 million (US$8 million) after tax, in FERC ordered transmission refunds in the first quarter of 2016, an increase in retail electricity rates effective February 27, 2017, and higher short-term wholesale electricity sales. The increase was partially offset by the flow through to customers of lower purchased power and fuel supply costs, and approximately $17 million of unfavourable foreign exchange associated with the translation of US dollar-denominated revenue.

MANAGEMENT DISCUSSION AND ANALYSIS	6	March 31, 2017

Earnings
The increase in earnings was primarily due to approximately $11 million (US$8 million) in FERC ordered transmission refunds in the first quarter of 2016, approximately $7 million (US$5 million) related to the favourable settlement of matters pertaining to FERC ordered transmission refunds in the first quarter of 2017, and higher retail electricity rates as discussed above. Also contributing to the increase was more favourably priced long-term wholesale sales and lower operating expenses, partially offset by approximately $1 million of unfavourable foreign exchange associated with the translation of US dollar-denominated earnings.

CENTRAL HUDSON

Financial Highlights (Unaudited)	Quarter Ended March 31
	2017	2016	Variance
Average US:CAD Exchange Rate (1)	1.32	1.37	(0.05)
Electricity Sales (GWh)	1,244	1,255	(11)
Gas Volumes (PJ)	9	9	—
Revenue ($ millions)	258	249	9
Earnings ($ millions)	23	24	(1)

(1)	The reporting currency of Central Hudson is the US dollar.

Electricity Sales & Gas Volumes
The decrease in electricity sales was primarily due to lower average consumption as a result of warmer temperatures. Gas volumes were comparable with the same period in 2016.

Changes in electricity sales and gas volumes at Central Hudson are subject to regulatory revenue decoupling mechanisms and, as a result, do not have a material impact on revenue and earnings.

Revenue
The increase in revenue was due to higher delivery revenue from increases in base electricity rates effective July 1, 2016 and the recovery from customers of higher gas commodity costs, partially offset by approximately $9 million of unfavourable foreign exchange associated with the translation of US dollar-denominated revenue.

Earnings
The decrease in earnings was primarily due to approximately $1 million of unfavourable foreign exchange associated with the translation of US dollar-denominated earnings and higher-than-expected storm restoration costs incurred in the first quarter of 2017, partially offset by increases in delivery revenue.

REGULATED GAS UTILITY - CANADIAN

FORTISBC ENERGY

Financial Highlights (Unaudited)	Quarter Ended March 31
	2017	2016	Variance
Gas Volumes (PJ)	83	68	15
Revenue ($ millions)	449	406	43
Earnings ($ millions)	97	92	5

Gas Volumes
The increase in gas volumes was primarily due to growth in the number of customers and higher average consumption by residential and commercial customers as a result of colder temperatures. Also contributing to the increase was higher volumes for transportation customers due to additional customers switching to natural gas compared to alternative fuel sources.

Revenue
The increase in revenue was primarily due to higher gas volumes and a higher commodity cost of natural gas charged to customers.

MANAGEMENT DISCUSSION AND ANALYSIS	7	March 31, 2017

Earnings
The increase in earnings was primarily due to the timing of quarterly revenue and operating expenses as compared to the same period in 2016. Also contributing to the increase was higher AFUDC.

FortisBC Energy earns approximately the same margin regardless of whether a customer contracts for the purchase and delivery of natural gas or only for the delivery of natural gas. As a result of the operation of regulatory deferral mechanisms, changes in consumption levels and the cost of natural gas do not materially affect earnings.

REGULATED ELECTRIC UTILITIES - CANADIAN

FORTISALBERTA

Financial Highlights (Unaudited)	Quarter Ended March 31
	2017	2016	Variance
Energy Deliveries (GWh)	4,551	4,556	(5)
Revenue ($ millions)	147	142	5
Earnings ($ millions)	25	31	(6)

Energy Deliveries
The decrease in energy deliveries was primarily due to lower average consumption by oil and gas customers as a result of decreased oil and gas activity in Alberta. The decrease was largely offset by higher average consumption by residential, commercial and farm customers as a result of colder temperatures and growth in the numbers of customers.

Revenue
The increase in revenue was primarily due to an increase in capital tracker revenue and higher revenue related to the flow through of costs to customers. The increase was partially offset by a decrease in customer rates effective January 1, 2017 based on a combined inflation and productivity factor of negative 1.9% and lower average consumption.

Earnings
The decrease in earnings was primarily due to a decrease in customer rates, as discussed above, and higher operating expenses, partially offset by an increase in capital tracker revenue.

FORTISBC ELECTRIC (1)

Financial Highlights (Unaudited)	Quarter Ended March 31
	2017	2016	Variance
Electricity Sales (GWh)	945	851	94
Revenue ($ millions)	113	104	9
Earnings ($ millions)	15	15	—

(1)	Includes the regulated operations of FortisBC Inc. and operating, maintenance and management services related to the Waneta, Brilliant and Arrow Lakes hydroelectric generating plants.

Electricity Sales
The increase in electricity sales was primarily due to higher average consumption as a result of colder temperatures.

Revenue
The increase in revenue was primarily due to higher electricity sales and an increase in base electricity rates effective January 1, 2017, partially offset by higher flow-through adjustments owing to customers.

Earnings
Earnings were comparable with the same period in 2016.

Variances from regulated forecasts used to set rates for electricity revenue and power purchase costs are flowed back to customers in future rates through approved regulatory deferral mechanisms and, therefore, these variances do not have an impact on earnings.

MANAGEMENT DISCUSSION AND ANALYSIS	8	March 31, 2017

EASTERN CANADIAN ELECTRIC UTILITIES (1)

Financial Highlights (Unaudited)	Quarter Ended March 31
	2017	2016	Variance
Electricity Sales (GWh)	2,737	2,706	31
Revenue ($ millions)	332	329	3
Earnings ($ millions)	18	18	—

(1)	Comprised of Newfoundland Power Inc., Maritime Electric Company, Limited and FortisOntario Inc. (“FortisOntario”).

Electricity Sales
The increase in electricity sales was due to higher average consumption and growth in the number of customers.

Revenue
The increase in revenue was due to higher electricity sales and an increase in customer rates effective July 1, 2016 at Newfoundland Power, partially offset by the flow through in customer electricity rates of lower energy supply costs.

Earnings
Earnings were comparable with the same period in 2016.

REGULATED ELECTRIC UTILITIES - CARIBBEAN (1)

Financial Highlights (Unaudited)	Quarter Ended March 31
	2017	2016	Variance
Average US:CAD Exchange Rate (2)	1.32	1.37	(0.05)
Electricity Sales (GWh)	191	190	1
Revenue ($ millions)	70	75	(5)
Earnings ($ millions)	8	10	(2)

(1)
Comprised of Caribbean Utilities Company, Ltd. (“Caribbean Utilities”), in which Fortis holds an approximate 60% controlling interest, and two wholly owned utilities, FortisTCI Limited and Turks and Caicos Utilities Limited (collectively “Fortis Turks and Caicos”). Also includes the Corporation’s 33% equity investment in Belize Electricity Limited (“Belize Electricity”).

(2)
The reporting currency of Caribbean Utilities and Fortis Turks and Caicos is the US dollar. The reporting currency of Belize Electricity is the Belizean dollar, which is pegged to the US dollar at BZ$2.00=US$1.00.

Electricity Sales
Electricity sales were comparable with the same period in 2016.

Revenue
The decrease in revenue was mainly due to approximately $3 million of unfavourable foreign exchange associated with the translation of US dollar-denominated revenue and the flow through in customer electricity rates of lower fuel costs.

Earnings
The decrease in earnings was primarily due to a decrease in equity income from Belize Electricity.

NON-REGULATED - ENERGY INFRASTRUCTURE (1)

Financial Highlights (Unaudited)	Quarter Ended March 31
	2017	2016	Variance
Energy Sales (GWh)	82	89	(7)
Revenue ($ millions)	56	29	27
Earnings ($ millions)	23	11	12

(1)
Primarily comprised of long-term contracted generation assets in British Columbia and Belize, with a combined generating capacity of 391 MW, and the Aitken Creek natural gas storage facility in British Columbia, with a total working gas capacity of 77 billion cubic feet.

MANAGEMENT DISCUSSION AND ANALYSIS	9	March 31, 2017

Energy Sales
The decrease in energy sales was primarily due to decreased production in Belize due to lower rainfall.

Revenue
The increase in revenue was driven by the acquisition of Aitken Creek in April 2016, with revenue of $26 million recognized in the first quarter of 2017.

Earnings
The increase in earnings was driven by earnings contribution of $13 million from Aitken Creek, which includes an after-tax $6 million unrealized gain on the mark-to-market of derivatives.

CORPORATE AND OTHER (1)

Financial Highlights (Unaudited)	Quarter Ended March 31
($ millions)	2017	2016	Variance
Revenue	—	1	(1)
Operating Expenses	12	25	(13)
Other Income (Expenses), Net	—	3	(3)
Finance Charges	50	28	22
Income Tax Recovery	(31)	(17)	(14)
	(31)	(32)	1
Preference Share Dividends	16	19	(3)
Net Corporate and Other Expenses	(47)	(51)	4

(1)	Includes Fortis net Corporate expenses and non-regulated holding company expenses.

Net Corporate and Other expenses in the first quarter of 2016 were impacted by acquisition-related expenses associated with ITC totalling $20 million ($17 million after tax). Acquisition-related expenses included: (i) investment banking, legal, consulting and other fees totalling approximately $16 million ($14 million after tax), which were included in operating expenses; and (ii) fees associated with the Corporation’s acquisition credit facilities totalling approximately $4 million ($3 million after tax), which were included in finance charges.

Excluding the above-noted items, net Corporate and Other expenses were $47 million for the first quarter of 2017 compared to $34 million for the same period last year. The increase was primarily due to higher finance charges, a decrease in other income, and higher operating expenses, partially offset by a higher income tax recovery and lower preference share dividends.

The increase in finance charges was mainly due to the acquisitions of ITC and Aitken Creek in October 2016 and April 2016, respectively. The decrease in other income was primarily due to the release of provisions on the wind-up of a partnership in the first quarter of 2016. The increase in operating expenses was mainly due to higher compensation-related expenditures, general inflationary increases and ancillary expenses to support the acquisition of ITC and the Corporation’s listing on the New York Stock Exchange. The higher income tax recovery was mainly related to the increase in Corporate and Other finance charges.  The decrease in preference share dividends was due to the redemption of First Preference Shares, Series E in September 2016.

MANAGEMENT DISCUSSION AND ANALYSIS	10	March 31, 2017

REGULATORY HIGHLIGHTS

The nature of regulation associated with each of the Corporation’s regulated electric and gas utilities is generally consistent with that disclosed in the 2016 Annual MD&A. The following summarizes the significant ongoing regulatory proceedings and significant decisions and applications for the Corporation’s regulated utilities in the first quarter of 2017.

ITC
ROE Complaints
Since 2013 two third-party complaints were filed with FERC requesting that FERC find the Midcontinent Independent System Operator (“MISO”) regional base ROE for all MISO transmission owners, including some of ITC’s operating subsidiaries, for the periods November 2013 through February 2015 (the “Initial Refund Period” or “Initial Complaint”) and February 2015 through May 2016 (the “Second Refund Period” or “Second Complaint”) to no longer be just and reasonable. In September 2016 FERC issued an order affirming the presiding Administrative Law Judge’s (“ALJ”) initial decision for the Initial Refund Period and setting the base ROE for the Initial Refund Period at 10.32%, with a maximum ROE of 11.35%. Additionally, the rates established by the September 2016 order will be used prospectively from the date of the order until a new approved rate is established for the Second Refund Period. FERC’s September 2016 order regarding the Initial Complaint is currently under appeal by the MISO transmission owners. In June 2016 the presiding ALJ issued an initial decision for the Second Refund Period, which recommended a base ROE of 9.70%, with a maximum ROE of 10.68%, which is a recommendation to FERC.

During the first quarter of 2017, ITC provided a refund of US$121 million, including interest, for the Initial Refund Period. This refund is subject to a final true-up pursuant to the refund process which is expected to be finalized during the second quarter of 2017. As at March 31, 2017, the estimated range of refunds for the Second Refund Period was between US$103 million to US$140 million and ITC has recognized an aggregated estimated regulatory liability of US$140 million.

The estimated regulatory liabilities were accrued by ITC before its acquisition by Fortis. There is uncertainty regarding the final outcome of the Initial and Second Complaints and the timing of the completion of these matters. This is due, in part, to a recent court decision requiring FERC to further justify the methodology used to establish new ROEs. It is possible that the outcome of these matters could differ materially from the estimated range of refunds.

UNS Energy
General Rate Application
In February 2017 the Arizona Corporation Commission issued a rate order for new rates that took effect February 27, 2017 (“2017 Rate Order”). Provisions of the 2017 Rate Order include: (i) an increase in non-fuel base revenue of US$81.5 million, including US$15 million of operating costs related to the 50.5% undivided interest in Unit 1 of Springerville Generating Station purchased by TEP in September 2016; (ii) a 7.04% return on original cost rate base, including a cost of equity of 9.75% and an embedded cost of long-term debt of 4.32%; (iii) a common equity component of capital structure of approximately 50%; and (iv) the adoption of proposed depreciation rates which reflect a reduction in the depreciable life for Unit 1 of San Juan Generating Station. Certain aspects of the general rate application, including net metering and rate design for new distributed generation customers, have been deferred to a second phase of TEP’s rate case proceeding, which is expected to be completed by the end of 2017. TEP cannot predict the outcome of this proceeding.

FortisAlberta
Capital Tracker Applications
In January 2017 the Alberta Utilities Commission (“AUC”) issued its decision on FortisAlberta’s 2015 True-Up Application approving the 2015 capital tracker revenue as filed, pending the approval of the Company’s Compliance Filing, filed in February 2017. A decision is expected in the second half of 2017. The Company is required by the AUC to file its 2016 Capital Tracker True-Up Application in June 2017.

MANAGEMENT DISCUSSION AND ANALYSIS	11	March 31, 2017

Next Generation Performance-Based Rate-Setting Proceeding
In December 2016 the AUC issued its decision outlining the manner in which distribution rates will be determined during the second performance-based rate-setting (“PBR”) term, being the five-year period from 2018 through 2022. The parameters of the second PBR term are generally consistent with the first PBR term except for: (i) the productivity factor, which is set at 0.3% for the second PBR term, as compared to 1.16% for the first PBR term; and (ii) the capital tracker mechanism, which will be replaced by two incremental capital funding mechanisms in the second PBR term. The capital funding mechanisms will include a capital tracker mechanism similar to the first PBR term for incremental capital not previously included in FortisAlberta’s rate base, and a K-bar mechanism, submitted annually through the annual rates application, for all capital included in FortisAlberta’s going-in rate base. FortisAlberta filed a rebasing application in April 2017 to establish the going-in revenue requirement for the second PBR term, which will be used to determine the going-in rates upon which the PBR formula will be applied to establish distribution rates for 2018. A decision on this application is expected in the second half of 2017.

Significant Regulatory Proceedings

The following table summarizes significant ongoing regulatory proceedings, including filing dates and expected timing of decisions for the Corporation’s utilities.

Regulated Utility	Application/Proceeding	Filing Date	Expected Decision
ITC	Second MISO Base ROE Complaint	Not applicable	To be determined

CONSOLIDATED FINANCIAL POSITION

The following table outlines the significant changes in the consolidated balance sheets between March 31, 2017 and December 31, 2016.

Significant Changes in the Consolidated Balance Sheets between March 31, 2017 and December 31, 2016
Balance Sheet Account	Increase/ (Decrease) ($ millions)	Explanation
Capital assets	261	The increase was mainly due to capital expenditures, partially offset by depreciation and the impact of foreign exchange associated with the translation of US dollar-denominated capital assets.
Goodwill	(103)	The decrease was due to the impact of foreign exchange associated with the translation of US dollar-denominated goodwill.
Short-term borrowings	(610)
The decrease was mainly due to repayment of the Corporation’s equity bridge credit facility, which was used to finance a portion of the acquisition of ITC, and the repayment of short-term borrowings at FortisBC Energy.

Regulatory liabilities - current and long-term	(156)	The decrease was primarily related to a reduction in regulatory liabilities at ITC associated with the payment of US$121 million related to the Initial Refund Period ROE complaint.
Long-term debt (including current portion)	299
The increase was mainly due to the issuance of term loan credit agreements by ITC, partially offset by regularly scheduled debt repayments and the impact of foreign exchange associated with the translation of US dollar-denominated debt.

Shareholders’ equity (before non-controlling interests)	614
The increase primarily related to: (i) the issuance of $500 million of common shares; (ii) net earnings attributable to common shareholders for the three months ended March 31, 2017, less dividends declared on common shares; and (iii) the issuance of common shares under the Corporation’s dividend reinvestment, employee share purchase and stock option plans.

MANAGEMENT DISCUSSION AND ANALYSIS	12	March 31, 2017

LIQUIDITY AND CAPITAL RESOURCES

SUMMARY OF CONSOLIDATED CASH FLOWS

The table below outlines the Corporation’s sources and uses of cash for the three months ended March 31, 2017 compared to the same period in 2016, followed by a discussion of the nature of the variances in cash flows.

Summary of Consolidated Cash Flows (Unaudited)	Quarter Ended March 31
($ millions)	2017	2016	Variance
Cash, Beginning of Period	269	242	27
Cash Provided by (Used in):
Operating Activities	541	483	58
Investing Activities	(719)	(413)	(306)
Financing Activities	208	(66)	274
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1)	(14)	13
Cash, End of Period	298	232	66

Operating Activities: Cash flow provided by operating activities was $58 million higher quarter over quarter. The increase was primarily due to higher earnings, driven by the acquisition of ITC, partially offset by changes in working capital. The net decrease in working capital was mainly due to the payment of US$121 million related to the Initial Refund Period ROE complaint.

Investing Activities: Cash used in investing activities was $306 million higher quarter over quarter. The increase was driven by capital expenditures at ITC. Higher capital spending at FortisAlberta and FortisBC Energy also contributed to the increase.

Financing Activities: Cash provided by financing activities was $274 million higher quarter over quarter. The increase was driven by higher proceeds from the issuance of long-term debt, largely at ITC.

In March 2017 approximately 12.2 million common shares of Fortis were issued to an institutional investor for proceeds of $500 million. The proceeds were used to repay short-term borrowings.

Proceeds from long-term debt, net of issue costs, repayments of long-term debt and capital lease and finance obligations, and net (repayments) borrowings under committed credit facilities for the quarter compared to the same period last year are summarized in the following tables.

Proceeds from Long-Term Debt, Net of Issue Costs (Unaudited)
	Quarter Ended March 31
($ millions)	2017	2016	Variance
ITC (1)	334	—	334
Caribbean Electric (2)	54	—	54
Total	388	—	388

(1)
In March 2017 ITC entered into 1-year and 2-year unsecured term loan credit agreements at floating interest rates of a one-month LIBOR plus a spread of 0.90% and 0.65%, respectively. As at March 31, 2017, borrowings under the term loan credit agreements were US$200 million and US$50 million, respectively, representing the maximum amounts available under the agreements. The net proceeds from these borrowings were used to repay credit facility borrowings and for general corporate purposes.

(2)	In March 2017 Caribbean Utilities issued 15-year US$40 million 3.90% unsecured notes. The net proceeds from the offering were used to finance capital expenditures and repay short-term borrowings.

MANAGEMENT DISCUSSION AND ANALYSIS	13	March 31, 2017

Repayments of Long-Term Debt and Capital Lease and Finance Obligations (Unaudited)
	Quarter Ended March 31
($ millions)	2017	2016	Variance
UNS Energy	(13)	(13)	—
FortisBC Energy	(2)	(2)	—
FortisBC Electric	(1)	(25)	24
Total	(16)	(40)	24

Net (Repayments) Borrowings Under Committed Credit Facilities (Unaudited)
	Quarter Ended March 31
($ millions)	2017	2016	Variance
ITC	(23)	—	(23)
UNS Energy	14	46	(32)
FortisAlberta	35	17	18
Eastern Canadian	28	22	6
Corporate	11	7	4
Total	65	92	(27)

Borrowings under credit facilities by the utilities are primarily in support of their respective capital expenditure programs and/or for working capital requirements. Repayments are primarily financed through the issuance of long-term debt, cash from operations and/or equity injections from Fortis. From time to time, proceeds from preference share, common share and long-term debt offerings are used to repay borrowings under the Corporation’s committed credit facility.

Common share dividends paid in the first quarter of 2017 totalled $98 million, net of $62 million of dividends reinvested, compared to $77 million, net of $29 million of dividends reinvested, paid in the first quarter of 2016. The dividend paid per common share was $0.40 in the first quarter of 2017 compared to $0.375 in the first quarter of 2016. The weighted average number of common shares outstanding for the first quarter of 2017 was 406.2 million compared to 282.4 million for the first quarter of 2016.

MANAGEMENT DISCUSSION AND ANALYSIS	14	March 31, 2017

CONTRACTUAL OBLIGATIONS

The Corporation’s consolidated contractual obligations with external third parties in each of the next five years and for periods thereafter, as at March 31, 2017, are outlined in the following table. A detailed description of the nature of the obligations is provided in the 2016 Annual MD&A. There were no material changes in the nature and amount of the Corporation’s contractual obligations during the three months ended March 31, 2017 from those disclosed in the 2016 MD&A.

Contractual Obligations (Unaudited)		Due within 1 year	Due in year 2	Due in year 3	Due in year 4	Due in year 5	Due after 5 years
As at March 31, 2017
($ millions)	Total
Long-term debt	21,515	1,090	946	450	455	1,762	16,812
Interest obligations on long-term debt	14,359	889	845	830	812	788	10,195
Capital lease and finance obligations	2,475	128	99	81	65	79	2,023
Power purchase obligations	2,285	264	193	116	115	114	1,483
Renewable power purchase obligations	1,588	98	98	98	97	97	1,100
Gas purchase obligations	1,157	348	231	171	140	100	167
Long-term contracts - UNS Energy	1,089	184	159	152	117	76	401
ITC easement agreement	447	14	13	13	13	13	381
Defined benefit pension funding contributions	220	56	28	28	29	32	47
Operating lease obligations	170	13	12	10	8	7	120
Renewable energy credit purchase agreements	151	23	12	12	12	12	80
Other	356	34	25	22	209	2	64
Total	45,812	3,141	2,661	1,983	2,072	3,082	32,873

For a discussion of the nature and amount of the Corporation’s consolidated capital expenditure program not included in the preceding Contractual Obligations table, refer to the “Capital Expenditure Program” section of this MD&A.

CAPITAL STRUCTURE

The Corporation’s principal businesses of regulated electric and gas utilities require ongoing access to capital to enable the utilities to fund maintenance and expansion of infrastructure. Fortis raises debt at the subsidiary level to ensure regulatory transparency, tax efficiency and financing flexibility. Fortis generally finances a significant portion of acquisitions at the corporate level with proceeds from common share, preference share and long-term debt offerings, and advances from minority investors. To help ensure access to capital, the Corporation targets a consolidated long-term capital structure that will enable it to maintain investment-grade credit ratings. Each of the Corporation’s regulated utilities maintains its own capital structure in line with the deemed capital structure reflected in their customer rates.

The consolidated capital structure of Fortis is presented in the following table.

Capital Structure (Unaudited)	As at
	March 31, 2017		December 31, 2016
	($ millions)	(%)	($ millions)	(%)
Total debt and capital lease and finance obligations (net of cash) (1)	22,141	59.3	22,490	60.6
Preference shares	1,623	4.3	1,623	4.4
Common shareholders’ equity	13,588	36.4	12,974	35.0
Total	37,352	100.0	37,087	100.0

(1)	Includes long-term debt and capital lease and finance obligations, including current portion, and short-term borrowings, net of cash

MANAGEMENT DISCUSSION AND ANALYSIS	15	March 31, 2017

Including amounts related to non-controlling interests, the Corporation’s capital structure as at March 31, 2017 was 56.5% total debt and capital lease and finance obligations (net of cash), 4.1% preference shares, 34.7% common shareholders’ equity and 4.7% non-controlling interests (December 31, 2016 - 57.8% total debt and capital lease and finance obligations (net of cash), 4.2% preference shares, 33.3% common shareholders’ equity and 4.7% non-controlling interests). The change in the Corporation’s capital structure was mainly due to an increase in common equity at the Corporation due to the issuance of $500 million of common shares, used to repay short-term borrowings.

CREDIT RATINGS

As at March 31, 2017, the Corporation’s credit ratings were as follows.

Rating Agency	Credit Rating	Type of Rating	Outlook
Standard & Poor’s	A-	Corporate	Stable
	BBB+	Unsecured debt	Stable
DBRS	BBB (high)	Unsecured debt	Stable
Moody’s Investor Service	Baa3	Issuer	Stable
	Baa3	Unsecured debt	Stable

The above-noted credit ratings reflect the Corporation’s low business-risk profile and diversity of its operations, the stand-alone nature and financial separation of each of the regulated subsidiaries of Fortis, and the level of debt at the holding company.

CAPITAL EXPENDITURE PROGRAM

A breakdown of the $709 million in gross consolidated capital expenditures by segment year-to-date 2017 is provided in the following table.

Gross Consolidated Capital Expenditures (Unaudited) (1)
Year-to-Date March 31, 2017
($ millions)
	Regulated
									Total
		UNS	Central	FortisBC	Fortis	FortisBC	Eastern	Caribbean	Regulated	Non-
	ITC	Energy	Hudson	Energy	Alberta	Electric	Canadian	Electric	Utilities	Regulated (2)	Total
Total	268	127	50	94	93	21	27	25	705	4	709

(1)	Represents cash payments to construct capital and intangible assets, as reflected on the consolidated statement of cash flows. Excludes the non-cash equity component of AFUDC.

(2)	Includes Energy Infrastructure and Corporate and Other segments

Planned capital expenditures are based on detailed forecasts of energy demand, weather, cost of labour and materials, as well as other factors, including economic conditions, which could change and cause actual expenditures to differ from those forecast.

Gross consolidated capital expenditures for 2017 are forecast to be approximately $3.0 billion. There have been no material changes in the overall expected level, nature and timing of the Corporation’s significant capital projects from those that were disclosed in the 2016 Annual MD&A.

At ITC approximately US$119 million was invested in the Multi-Value Projects (“MVPs”) from the date of acquisition and an additional US$159 million is expected to be spent in 2017. The MVPs consist of four regional electric transmission projects that have been identified by MISO to address system capacity needs and reliability in various states.

MANAGEMENT DISCUSSION AND ANALYSIS	16	March 31, 2017

FortisBC Energy’s construction of the Tilbury liquefied natural gas (“LNG”) facility expansion (“Tilbury LNG Facility Expansion”) in British Columbia is ongoing. Approximately $424 million, including AFUDC and development costs, has been invested to the end of the first quarter of 2017. The total cost of the project scope that is currently under construction is estimated at approximately $470 million, including approximately $70 million of AFUDC and development costs, which could be impacted depending on the date the project is considered in service for rate-making purposes. The facility includes a second LNG tank and a new liquefier, both to be in service in mid‑2017. Key activities during the first quarter included commissioning of the LNG storage tank and the continued installation of the liquefaction process area piping insulation, electrical and instrumentation cable and terminations.

Beginning with the first Order in Council (“OIC”) in 2013, the Government of British Columbia continues to support the Tilbury LNG Facility Expansion. The most recent OIC issued in March 2017 further facilitates the expansion of the facility by increasing the capital cost limit to $425 million from $400 million, before AFUDC and development costs. This latest OIC also provides greater discretion around when certain projects approved pursuant to previous OICs, including the Tilbury LNG Facility Expansion, could be added to rate base.

Over the five-year period 2017 through 2021, gross consolidated capital expenditures are expected to be approximately $13 billion. The breakdown of the capital spending has not changed materially from that disclosed in the 2016 Annual MD&A.

ADDITIONAL INVESTMENT OPPORTUNITIES

In addition to the Corporation’s base consolidated capital expenditure forecast, management is pursuing additional investment opportunities within existing service territories. These additional investment opportunities, as discussed below, are not included in the Corporation’s base capital expenditure forecast.

The Corporation continues to pursue additional LNG infrastructure investment opportunities in British Columbia, including a pipeline expansion to the proposed Woodfibre LNG site and a further expansion of Tilbury.

FortisBC Energy’s potential pipeline expansion is conditional on Woodfibre LNG proceeding with its LNG export facility. FortisBC Energy received an OIC from the Government of British Columbia effectively exempting this project from further regulatory approval by the British Columbia Utilities Commission. Woodfibre LNG has obtained an export license from the National Energy Board and received environmental assessment approvals from the Squamish First Nation, the British Columbia Environmental Assessment Office, and the Canadian Environmental Assessment Agency. FortisBC Energy also received environmental assessment approval from the Squamish First Nation and provincial environmental assessment approval in 2016. The potential pipeline expansion was initially estimated at a total project cost of up to $600 million, however, this estimate will be updated for final scoping, detailed construction estimates and scheduling. In November 2016 Woodfibre LNG announced the approval from its parent company, Pacific Oil & Gas Limited, which is part of the Singapore-based RGE group of companies, of the funds necessary to complete the project. This project may move forward pending additional approvals and a final investment decision by Woodfibre LNG but is not expected to be in service earlier than 2020.

The Corporation’s Tilbury LNG facility is uniquely positioned to meet customer demand for clean-burning natural gas. The site is scalable and can accommodate additional storage and liquefaction equipment, and is relatively close to international shipping lanes. Fortis continues to have discussions with a number of potential export customers.

MANAGEMENT DISCUSSION AND ANALYSIS	17	March 31, 2017

In January 2017 ITC received approval of a Presidential Permit from the U.S. Department of Energy for the Lake Erie Connector transmission line, which is a required approval for international border-crossing projects. Also in January, ITC received a report from Canada’s National Energy Board recommending the issuance of a Certificate of Public Convenience and Necessity (“CPCN”) with prescribed conditions for the transmission line. The Lake Erie Connector project at ITC is a proposed 1,000 MW, bi-directional, high-voltage direct current underwater transmission line that would provide the first direct link between the markets of the Ontario Independent Electricity System Operator and PJM Interconnection, LLC (“PJM”). The project would enable transmission customers to more efficiently access energy, capacity and renewable energy credit opportunities in both markets. The project continues to advance through regulatory, operational, and economic milestones. Key milestones for 2017 include: receiving final approval of the CPCN from Canada’s Governor in Council with a decision expected on or before June 30, 2017; receiving approval from the U.S. Army Corps of Engineers and Pennsylvania Department of Environmental Protection in a joint application; completing project cost refinements; and securing favourable transmission service agreements with prospective counterparties. Pending achievement of key milestones, the expected in-service date for the project is late 2020.

The Wataynikaneyap Power Project continues to advance in Ontario. Wataynikaneyap Power consists of a partnership between 22 First Nations and FortisOntario, with a mandate to develop new transmission lines to connect remote First Nations communities to the electricity grid in Ontario. In 2016 the Government of Ontario designated Wataynikaneyap Power as the licensed transmission company to complete this project. FortisOntario reached an agreement with Renewable Energy Systems Canada in December 2016 to acquire its ownership interest in the Wataynikaneyap Partnership. The transaction was approved by the Ontario Energy Board (“OEB”) and closed in March 2017. As a result, FortisOntario’s ownership interest in the Wataynikaneyap Partnership has increased to 49%, with the remaining 51% ownership interest held by the 22 First Nations communities. The total estimated capital cost for the project, subject to final cost estimation, is approximately $1.35 billion and is expected to contribute to significant savings for the First Nations communities and result in a significant reduction in greenhouse gas emissions. In March 2017 the project reached a significant milestone with the approval by the OEB of a deferral account to recognize development costs incurred between November 2010 and the commencement of construction. In addition to environmental assessments underway, other regulatory approvals are currently being sought and the next regulatory milestone will be the preparation and filing of the leave to construct with the OEB. Construction will commence pending the receipt of permits, approvals and a cost-sharing agreement between the federal and provincial government.

The Corporation also has other significant opportunities that have not yet been included in the Corporation’s capital expenditure forecast including, but not limited to: transmission investment opportunities at ITC; investment opportunities in New York Transco, LLC to address electric transmission constraints in New York State at CH Energy; renewable energy alternatives, gas-fired generation and transmission investments at UNS Energy; and further gas infrastructure opportunities at FortisBC Energy.

CASH FLOW REQUIREMENTS

At the subsidiary level, it is expected that operating expenses and interest costs will generally be paid out of subsidiary operating cash flows, with varying levels of residual cash flows available for subsidiary capital expenditures and/or dividend payments to Fortis. Borrowings under credit facilities may be required from time to time to support seasonal working capital requirements. Cash required to complete subsidiary capital expenditure programs is also expected to be financed from a combination of borrowings under credit facilities, long-term debt offerings and equity injections from Fortis.

The Corporation’s ability to service its debt obligations and pay dividends on its common and preference shares is dependent on the financial results of the operating subsidiaries and the related cash payments from these subsidiaries. Certain regulated subsidiaries may be subject to restrictions that may limit their ability to distribute cash to Fortis. These include restrictions by certain regulators limiting the amount of annual dividends and restrictions by certain lenders limiting the amount of debt to total capitalization at the subsidiaries. In addition, there are practical limitations on using the net assets of each of the Corporation’s regulated operating subsidiaries to pay dividends based on management’s intent to maintain the regulator-approved capital structures for each of its regulated operating subsidiaries. The Corporation does not expect that maintaining the targeted capital structures of its regulated operating subsidiaries will have an impact on its ability to pay dividends in the foreseeable future.

MANAGEMENT DISCUSSION AND ANALYSIS	18	March 31, 2017

Cash required of Fortis to support subsidiary capital expenditure programs and finance acquisitions is expected to be derived from a combination of borrowings under the Corporation’s committed corporate credit facility and proceeds from the issuance of common shares, preference shares and long-term debt, and advances from minority investors. Depending on the timing of cash payments from the subsidiaries, borrowings under the Corporation’s committed corporate credit facility may be required from time to time to support the servicing of debt and payment of dividends.

In November 2016 Fortis filed a short-form base shelf prospectus, under which the Corporation may issue common or preference shares, subscription receipts or debt securities in an aggregate principal amount of up to $5 billion during the 25-month life of the base shelf prospectus. In March 2017 Fortis issued $500 million common equity and in December 2016 issued $500 million unsecured notes at 2.85%, both under the base shelf prospectus.

In April 2017 ITC issued 30-year US$200 million 4.16% secured first mortgage bonds. The net proceeds from the issuance was used to repay credit facility borrowings and for general corporate purposes.

As at March 31, 2017, management expects consolidated fixed-term debt maturities and repayments to average approximately $740 million annually over the next five years. The combination of available credit facilities and manageable annual debt maturities and repayments provides the Corporation and its subsidiaries with flexibility in the timing of access to capital markets.

Fortis and its subsidiaries were in compliance with debt covenants as at March 31, 2017 and are expected to remain compliant throughout 2017.

CREDIT FACILITIES

As at March 31, 2017, the Corporation and its subsidiaries had consolidated credit facilities of approximately $5.4 billion, of which approximately $3.8 billion was unused, including $909 million unused under the Corporation’s committed revolving corporate credit facility. The credit facilities are syndicated mostly with large banks in Canada and the United States, with no one bank holding more than 20% of these facilities. Approximately $5.0 billion of the total credit facilities are committed facilities with maturities ranging from 2017 through 2021.

The following summary outlines the credit facilities of the Corporation and its subsidiaries.

Credit Facilities (Unaudited)			As at
	Regulated Utilities	Corporate and Other	March 31, 2017	December 31, 2016
($ millions)
Total credit facilities (1)	4,061	1,385	5,446	5,976
Credit facilities utilized:
Short-term borrowings (1)	(543)	(2)	(545)	(1,155)
Long-term debt (including current portion) (2)	(640)	(390)	(1,030)	(973)
Letters of credit outstanding	(68)	(51)	(119)	(119)
Credit facilities unused (1)	2,810	942	3,752	3,729

(1)
Total credit facilities and short-term borrowings as at March 31, 2017 include $179 million (US$135 million) outstanding under ITC’s commercial paper program (December 31, 2016 - $195 million (US$145 million)). Outstanding commercial paper does not reduce available capacity under the Corporation’s consolidated credit facilities.

(2)
As at March 31, 2017, credit facility borrowings classified as long-term debt included $123 million in current installments of long-term debt on the consolidated balance sheet (December 31, 2016 - $61 million).

As at March 31, 2017 and December 31, 2016, certain borrowings under the Corporation’s and subsidiaries’ long-term committed credit facilities were classified as long-term debt. It is management’s intention to refinance these borrowings with long-term permanent financing during future periods. The only significant change in credit facilities from that disclosed in the Corporation’s 2016 Annual MD&A is as follows.

In March 2017 the Corporation repaid short-term borrowings using net proceeds from the issuance of common shares.

MANAGEMENT DISCUSSION AND ANALYSIS	19	March 31, 2017

OFF-BALANCE SHEET ARRANGEMENTS

With the exception of letters of credit outstanding of $119 million as at March 31, 2017 (December 31, 2016 - $119 million), the Corporation had no off-balance sheet arrangements that are reasonably likely to materially affect liquidity or the availability of, or requirements for, capital resources.

BUSINESS RISK MANAGEMENT

Year-to-date 2017, the business risks of the Corporation were generally consistent with those disclosed in the Corporation’s 2016 Annual MD&A, including certain risks, as disclosed below, and an update to those risks, where applicable.

Regulatory Risk: For further information, refer to the “Regulatory Highlights” section of this MD&A.

Capital Resources and Liquidity Risk - Credit Ratings: In April 2017 S&P upgraded TEP’s unsecured debt rating to ‘A-’ from ‘BBB+’ with a stable outlook. For a discussion on the Corporation’s credit ratings refer to the “Liquidity and Capital Resources” section of this MD&A.

Defined Benefit Pension and Other Post-Employment Benefit Plan Assets: As at March 31, 2017, the fair value of the Corporation’s consolidated defined benefit pension and other post-employment benefit plan assets was $2,975 million compared to $2,899 million as at December 31, 2016.

CHANGES IN ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared following the same accounting policies and methods as those used to prepare the Corporation’s 2016 annual audited consolidated financial statements, except as described below.

Simplifying the Test for Goodwill Impairment
Effective January 1, 2017, the Corporation adopted Accounting Standards Update (“ASU”) No. 2017-04, Simplifying the Test for Goodwill Impairment. The amendments in this update simplify the subsequent measurement of goodwill by eliminating step two in the current two-step goodwill impairment test. An entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. The above-noted ASU was applied prospectively and did not impact the Corporation’s interim unaudited consolidated financial statements for the three months ended March 31, 2017.

FUTURE ACCOUNTING PRONOUNCEMENTS

The Corporation considers the applicability and impact of all ASUs issued by the Financial Accounting Standards Board (“FASB”). The following updates have been issued by FASB, but have not yet been adopted by Fortis. Any ASUs not included below were assessed and determined to be either not applicable to the Corporation or are not expected to have a material impact on the consolidated financial statements.

Revenue from Contracts with Customers
ASU No. 2014-09 was issued in May 2014 and the amendments in this update create Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers, and supersede the revenue recognition requirements in ASC Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the codification. This standard clarifies the principles for recognizing revenue and can be applied consistently across various transactions, industries and capital markets. In 2016 a number of additional ASUs were issued that clarify implementation guidance in ASC Topic 606. This standard, and all related ASUs, is effective for annual and interim periods beginning after December 15, 2017. Early adoption is permitted for annual and interim periods beginning after December 15, 2016. The Corporation has elected not to early adopt.

MANAGEMENT DISCUSSION AND ANALYSIS	20	March 31, 2017

The new guidance permits two methods of adoption: (i) the full retrospective method, under which comparative periods would be restated, and the cumulative impact of applying the standard would be recognized as at January 1, 2017, the earliest period presented; and (ii) the modified retrospective method, under which comparative periods would not be restated and the cumulative impact of applying the standard would be recognized at the date of initial adoption, January 1, 2018. The Corporation expects to use the modified retrospective approach; however, it continues to monitor interpretative issues that remain outstanding. Any significant developments in interpretative issues could change the Corporation’s expected method of adoption.

The majority of the Corporation’s revenue is generated from energy sales to retail customers based on published tariff rates, as approved by the respective regulators, and from transmission services and is considered to be in the scope of ASU No. 2014-09. Fortis does not expect that the adoption of this standard, and all related ASUs, will have a material impact on the recognition of revenue; however, the Corporation does expect it will impact its required disclosures. Certain specific interpretative issues remain outstanding and the conclusions reached, if different than currently anticipated, could have a material impact on the Corporation’s consolidated financial statements and related disclosures. Fortis continues to closely monitor developments related to the new standard.

Recognition and Measurement of Financial Assets and Financial Liabilities
ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, was issued in January 2016 and the amendments in this update address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. Most notably, the amendments require the following: (i) equity investments in unconsolidated entities (other than those accounted for using the equity method of accounting) to be measured at fair value through earnings; however, entities will be able to elect to record equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes; and (ii) financial assets and financial liabilities to be presented separately in the notes to the consolidated financial statements, grouped by measurement category and form of financial asset. This update is effective for annual and interim periods beginning after December 15, 2017. Fortis is assessing the impact that the adoption of this update will have on its consolidated financial statements and related disclosures.

Leases
ASU No. 2016-02 was issued in February 2016 and the amendments in this update create ASC Topic 842, Leases, and supersede lease requirements in ASC Topic 840, Leases. The main provision of ASC Topic 842 is the recognition of lease assets and lease liabilities on the balance sheet by lessees for those leases that were previously classified as operating leases. For operating leases, a lessee is required to do the following: (i) recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, on the balance sheet; (ii) recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a generally straight-line basis; and (iii) classify all cash payments within operating activities in the statement of cash flows. These amendments also require qualitative disclosures along with specific quantitative disclosures. This update is effective for annual and interim periods beginning after December 15, 2018 and is to be applied using a modified retrospective approach with practical expedient options. Early adoption is permitted. Fortis is assessing the impact that the adoption of this update will have on its consolidated financial statements and related disclosures.

Measurement of Credit Losses on Financial Instruments
ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments, was issued in June 2016 and the amendments in this update require entities to use an expected credit loss methodology and to consider a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for annual and interim periods beginning after December 15, 2019 and is to be applied on a modified retrospective basis. Early adoption is permitted for annual and interim periods beginning after December 15, 2018. Fortis is assessing the impact that the adoption of this update will have on its consolidated financial statements and related disclosures.

MANAGEMENT DISCUSSION AND ANALYSIS	21	March 31, 2017

Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost
ASU No. 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, was issued in March 2017 and the amendments in this update require that an employer disaggregate the current service costs component of net benefit cost and present it in the same statement of earnings line item(s) as other employee compensation costs arising from services rendered. The other components of net benefit cost are required to be presented separately from the service cost component and outside of operating income. Additionally, the amendments allow only the service cost component to be eligible for capitalization when applicable. This update is effective for annual and interim periods beginning after December 15, 2017. Early adoption is permitted. The amendments in this update should be applied retrospectively for the presentation of the net periodic benefit costs and prospectively, on and after the effective date, for the capitalization in assets of only the service cost component of net periodic benefit costs. Fortis is assessing the impact that the adoption of this update will have on its consolidated financial statements and related disclosures.

FINANCIAL INSTRUMENTS
The carrying values of the Corporation’s consolidated financial instruments approximate their fair values, reflecting the short‑term maturity, normal trade credit terms and/or nature of these instruments, except as follows.

Financial Instruments (Unaudited)	As at
	March 31, 2017		December 31, 2016
	Carrying	Estimated	Carrying	Estimated
($ millions)	Value	Fair Value	Value	Fair Value
Long-term debt, including current portion	21,515	23,014	21,219	22,523
Waneta Partnership promissory note	60	62	59	61

The fair value of long-term debt is calculated using quoted market prices when available. When quoted market prices are not available, as is the case with the Waneta Partnership promissory note and certain long-term debt, the fair value is determined by either: (i) discounting the future cash flows of the specific debt instrument at an estimated yield to maturity equivalent to benchmark government bonds or treasury bills with similar terms to maturity, plus a credit risk premium equal to that of issuers of similar credit quality; or (ii) obtaining from third parties indicative prices for the same or similarly rated issues of debt of the same remaining maturities. Since the Corporation does not intend to settle the long-term debt or promissory note prior to maturity, the excess of the estimated fair value above the carrying value does not represent an actual liability.

Derivative Instruments

The Corporation generally limits the use of derivative instruments to those that qualify as accounting, economic or cash flow hedges, or those that are approved for regulatory recovery. The Corporation records all derivative instruments at fair value, with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception. The fair value of derivative instruments is the estimate of the amounts that the Corporation would receive or have to pay to terminate the outstanding contracts as at the balance sheet dates. The Corporation’s derivatives primarily include energy contracts that are subject to regulatory deferral, as permitted by the regulators, as well as certain limited energy contracts that are not subject to regulatory deferral and cash flow hedges.

For further details of the Corporation’s derivative instruments refer to Note 14 to the Corporation’s interim unaudited consolidated financial statements for the three months ended March 31, 2017. There were no material changes in the nature and amount of the Corporations’ derivative instruments during the three months ended March 31, 2017 from those disclosed in the 2016 Annual MD&A, except as follows.

MANAGEMENT DISCUSSION AND ANALYSIS	22	March 31, 2017

In March and April 2017 ITC entered into three additional forward-starting interest rate swaps, all effective December 2017, with notional amounts of US$50 million each and 10-year original terms. The agreements include a mandatory early termination provision and will be terminated no later than the effective date. The interest rate swaps manage the interest rate risk associated with the forecasted future issuance of fixed-rate debt related to the refinancing of maturing US$385 million long-term debt due in January 2018.

CRITICAL ACCOUNTING ESTIMATES
The preparation of the Corporation’s interim unaudited consolidated financial statements in accordance with US GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Estimates and judgments are based on historical experience, current conditions and various other assumptions believed to be reasonable under the circumstances. Additionally, certain estimates and judgments are necessary since the regulatory environments in which the Corporation’s regulated utilities operate often require amounts to be recognized at estimated values until these amounts are finalized pursuant to regulatory decisions or other regulatory proceedings. Due to changes in facts and circumstances, and the inherent uncertainty involved in making estimates, actual results may differ significantly from current estimates. Estimates and judgments are reviewed periodically and, as adjustments become necessary, are recognized in earnings in the period in which they become known. In the event that a regulatory decision is received after the balance sheet date but before the consolidated financial statements are issued, the facts and circumstances are reviewed to determine whether or not it is a recognized subsequent event.

Interim financial statements may also employ a greater use of estimates than the annual financial statements. There were no material changes in the nature of the Corporation’s critical accounting estimates during the three months ended March 31, 2017 from those disclosed in the 2016 Annual MD&A.

Contingencies: The Corporation and its subsidiaries are subject to various legal proceedings and claims associated with the ordinary course of business operations. Management believes that the amount of liability, if any, from these actions would not have a material adverse effect on the Corporation’s consolidated financial position, results of operations or cash flows. For complete details of legal proceedings affecting the Corporation, refer to Note 17 to the Corporation’s interim unaudited consolidated financial statements. There were no material changes in the Corporation’s contingencies from those disclosed in the 2016 Annual MD&A, except as described below.

Fortis and ITC
Following announcement of the acquisition of ITC in February 2016, complaints which named Fortis and other defendants were filed in the Oakland County Circuit Court in the State of Michigan (“Superior Court”) and the United States District Court in and for the Eastern District of Michigan. The complaints generally allege, among other things, that the directors of ITC breached their fiduciary duties in connection with the merger agreement and that ITC, Fortis, FortisUS Inc. and Element Acquisition Sub Inc. aided and abetted those purported breaches. The complaints seek class action certification and a variety of relief including, among other things, unspecified damages, and costs, including attorneys’ fees and expenses. In July 2016 the federal actions were voluntarily dismissed by the federal plaintiffs. The federal plaintiffs reserved the right to make certain other claims, and ITC and the individual members of the ITC board of directors reserved the right to oppose any such claim. In June 2016 the Superior Court granted a motion for summary disposition dismissing the aiding and abetting claims asserted against Fortis, FortisUS Inc. and Element Acquisition Sub Inc. In January 2017 the Superior Court issued a revised scheduling order, which, among other things, requires the parties, including ITC, to complete discovery by May 2017, and set a trial date for September 2017. A hearing on the plaintiff’s motion for class certification was held in February 2017.

In March 2017 the parties reached an agreement in principle to settle the case, subject to formal documentation and court approval. The court stayed the matter, except for settlement-related proceedings, and scheduled a hearing on preliminary settlement approval for May 25, 2017. ITC Holdings does not expect the settlement, if approved, to have a significant impact on its financial condition or results of operations.

MANAGEMENT DISCUSSION AND ANALYSIS	23	March 31, 2017

RELATED-PARTY AND INTER-COMPANY TRANSACTIONS
Related-party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. There were no material related-party transactions for the three months ended March 31, 2017 and 2016.

Inter-company balances and inter-company transactions, including any related inter-company profit, are eliminated on consolidation, except for certain inter-company transactions between non-regulated and regulated entities in accordance with accounting standards for rate-regulated entities. The significant inter-company transactions are summarized in the following table.

Related-party and inter-company transactions (Unaudited)	Quarter Ended March 31
($ millions)	2017	2016
Sale of capacity from Waneta Expansion to FortisBC Electric	16	15
Sale of energy from Belize Electric Company Limited to Belize Electricity	7	8
Lease of gas storage capacity from Aitken Creek to FortisBC Energy	8	—

As at March 31, 2017, accounts receivable on the Corporation’s consolidated balance sheet included approximately $9 million due from Belize Electricity (December 31, 2016 - $16 million), in which Fortis holds a 33% equity investment.

From time to time, the Corporation provides short-term financing to certain of its subsidiaries to support capital expenditure programs, acquisitions and seasonal working capital requirements, bearing interest at rates that approximate the Corporation’s cost of short-term borrowing, and provides long-term financing to certain of its subsidiaries, bearing interest at rates that approximate the Corporation’s cost of long-term debt. There were no inter-segment loans outstanding as at March 31, 2017 and December 31, 2016 and there was no interest charged for the three months ended March 31, 2017 (less than $1 million for the three months ended March 31, 2016).

SUMMARY OF QUARTERLY RESULTS

The following table sets forth certain unaudited quarterly information for the Corporation. The quarterly information has been obtained from the Corporation’s interim unaudited consolidated financial statements. These financial results are not necessarily indicative of results for any future period and should not be relied upon to predict future performance.

Summary of Quarterly Results		Net Earnings
(Unaudited)		Attributable to
		Common Equity
	Revenue	Shareholders	Earnings per Common Share
Quarter Ended	($ millions)	($ millions)	Basic ($)	Diluted ($)
March 31, 2017	2,274	294	0.72	0.72
December 31, 2016	2,053	189	0.49	0.49
September 30, 2016	1,528	127	0.45	0.45
June 30, 2016	1,485	107	0.38	0.38
March 31, 2016	1,772	162	0.57	0.57
December 31, 2015	1,723	135	0.48	0.48
September 30, 2015	1,579	151	0.54	0.54
June 30, 2015	1,540	244	0.88	0.87

MANAGEMENT DISCUSSION AND ANALYSIS	24	March 31, 2017

The summary of the past eight quarters reflects the Corporation’s continued organic growth, growth from acquisitions net of the associated acquisition-related expenses, and the impact of the sale of non-regulated assets, as well as the seasonality associated with its businesses. Interim results will fluctuate due to the seasonal nature of electricity and gas demand, as well as the timing and recognition of regulatory decisions. Revenue is also affected by the cost of fuel and purchased power and the cost of natural gas, which are flowed through to customer without markup. Given the diversified nature of the Corporation’s subsidiaries, seasonality may vary. Most of the annual earnings of the gas utilities are realized in the first and fourth quarters due to space-heating requirements. Earnings for the electric utilities in the United States are generally highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

March 2017/March 2016: Net earnings attributable to common equity shareholders were $294 million, or $0.72 per common share, for the first quarter of 2017 compared to earnings of $162 million, or $0.57 per common share, for the first quarter of 2016. A discussion of the quarter over quarter variance in financial results is provided in the “Financial Highlights” section of this MD&A.

December 2016/December 2015: Net earnings attributable to common equity shareholders were $189 million, or $0.49 per common share, for the fourth quarter of 2016 compared to earnings of $135 million, or $0.48 per common share, for the fourth quarter of 2015. The increase in earnings was driven by contribution of $59 million from ITC, which was reduced by $22 million in expenses associated with the accelerated vesting of the Company’s stock-based compensation awards as a result of the acquisition. Strong performance at most of the Corporation’s regulated utilities and contribution of $6 million from Aitken Creek, net of an after-tax $3 million unrealized loss on the mark-to-market of derivatives, also contributed to higher earnings. The increase was partially offset by higher Corporate and Other expenses. Corporate and Other expenses reflected after-tax acquisition-related expenses of $32 million in the fourth quarter of 2016, compared to $7 million in the fourth quarter of 2015, with the remaining increase primarily due to finance charges associated with the acquisition of ITC.

September 2016/September 2015: Net earnings attributable to common equity shareholders were $127 million, or $0.45 per common share, for the third quarter of 2016 compared to earnings of $151 million, or $0.54 per common share, for the third quarter of 2015. The decrease in earnings was primarily due to: $7 million (US$5 million) in FERC ordered transmission refunds at UNS Energy, $19 million in acquisition-related expenses and fees, and a $1 million unrealized loss on the mark-to-market of derivatives in the third quarter of 2016; a $5 million positive tax adjustment on the sale of hotel assets, a $5 million gain on the sale of non-regulated generation assets, and a foreign exchange gain of $5 million in the third quarter of 2015; partially offset by the $9 million loss on the settlement of expropriation matters in Belize in the third quarter of 2015. Excluding these items, the $9 million increase in earnings was mainly due to: (i) strong performance at most of the Corporation’s regulated utilities driven by UNS Energy, largely due to the settlement of Springerville Unit 1 matters, and Central Hudson, due to an increase in delivery revenue; (ii) the timing of quarterly earnings at FortisBC Electric compared to the third quarter of 2015; and (iii) contribution of $2 million from Aitken Creek, which was acquired in early April 2016. The increase was partially offset by: (i) lower earnings at FortisAlberta due to higher operating expenses, a negative capital tracker revenue adjustment as a result of the outcome of the 2016 GCOC Proceeding in Alberta, and lower average energy consumption; (ii) the sale of hotel assets in 2015; and (iii) an increase in Corporate and Other expenses.

June 2016/June 2015: Net earnings attributable to common equity shareholders were $107 million, or $0.38 per common share, for the second quarter of 2016 compared to earnings of $244 million, or $0.88 per common share, for the second quarter of 2015. The decrease in earnings was primarily due to: $22 million in acquisition-related expenses and fees and a $2 million unrealized loss on the mark-to-market of derivatives in the second quarter of 2016, and a net gain of $123 million on the sale of commercial real estate, hotel and non-regulated generation assets in the second quarter of 2015. Excluding these items, the $10 million increase in earnings was mainly due to: (i) strong performance at most of the Corporation’s regulated utilities; (ii) contribution of $4 million from Aitken Creek, which was acquired in early April 2016; (iii) favourable foreign exchange associated with US dollar-denominated earnings; and (iv) the timing of quarterly earnings at FortisBC Electric compared to the second quarter of 2015. The increase was partially offset by lower earnings at FortisAlberta, due to higher operating expenses and lower average energy consumption, and the sale of commercial real estate and hotel assets in 2015.

MANAGEMENT DISCUSSION AND ANALYSIS	25	March 31, 2017

INTERNAL CONTROLS OVER FINANCIAL REPORTING

As previously reported and as further discussed in the Corporation’s 2016 Annual Report, Fortis acquired ITC in October 2016. As part of our ongoing integration activities, the Corporation continues to augment internal controls to reflect the risks inherent with the acquisition of ITC. Otherwise, there has been no change in internal controls over financial reporting that occurred during the first quarter of 2017 that has, or is reasonably likely to have, a material effect on internal controls over financial reporting.

OUTLOOK

The Corporation’s results for 2017 will continue to benefit from the addition of ITC and the impact of the TEP rate case. Over the long term, Fortis is well positioned to enhance value for shareholders through the execution of its capital plan, the balance and strength of its diversified portfolio of utility businesses, as well as growth opportunities within its franchise regions.

Over the five-year period through 2021, the Corporation’s capital program is expected to be approximately $13 billion, increasing rate base to almost $30 billion in 2021. Fortis expects this long-term sustainable growth in rate base to support continuing growth in earnings and dividends.

Fortis has targeted average annual dividend growth of approximately 6% through 2021. This dividend guidance takes into account many factors, including the expectation of reasonable outcomes for regulatory proceedings at the Corporation’s utilities, the successful execution of the five-year capital expenditure program, and management’s continued confidence in the strength of the Corporation’s diversified portfolio of utilities and record of operational excellence.

OUTSTANDING SHARE DATA

As at May 1, 2017, the Corporation had issued and outstanding 416.0 million common shares; 5.0 million First Preference Shares, Series F; 9.2 million First Preference Shares, Series G; 7.0 million First Preference Shares, Series H; 3.0 million First Preference Shares, Series I; 8.0 million First Preference Shares, Series J; 10.0 million First Preference Shares, Series K; and 24.0 million First Preference Shares, Series M. Only the common shares of the Corporation have voting rights. The Corporation’s First Preference Shares do not have voting rights unless and until Fortis fails to pay eight quarterly dividends, whether or not consecutive and whether such dividends have been declared.

The number of common shares of Fortis that would be issued if all outstanding stock options were converted as at May 1, 2017 is approximately 4.3 million.

Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

MANAGEMENT DISCUSSION AND ANALYSIS	26	March 31, 2017